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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C. 20549

                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. __________)*

                             ASTORIA FINANCIAL CORPORATION
       -----------------------------------------------------------------------
                                   (Name of Issuer)

                      COMMON STOCK, PAR VALUE $0.01 PER SHARE
       -----------------------------------------------------------------------
                            (Title of Class of Securities)

                                      542662101
       -----------------------------------------------------------------------
                                    (CUSIP Number)

                                     Mark Fuster
                              Long Island Bancorp, Inc.
                                 201 Old Country Road
                            Melville, New York 11747-2724
       -----------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

                                    APRIL 2, 1998
       -----------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box/ /.



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 13 Pages
                               Exhibit Index on Page 13

                                     SCHEDULE 13D

CUSIP No. 542662101
         ---------------------------

1    NAME OF REPORTING PERSON
     SS. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Long Island Bancorp, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) / /

                                                      (b) / /
3    SEC USE ONLY

4    SOURCE OF FUNDS*

     WC
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                    7    SOLE VOTING POWER
 NUMBER OF
  SHARES                 5,246,587**
BENEFICIALLY
 OWNED BY           8    SHARED VOTING POWER
   EACH
 REPORTING                  0
  PERSON
   WITH             9    SOLE DISPOSITIVE POWER

                         5,246,587**
                    10   SHARED DISPOSITIVE POWER

                            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,246,587**

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                     / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.9%

14   TYPE OF REPORTING PERSON*
     BK


_____________________
** Beneficial ownership of 5,246,587 shares reported herein is being so reported solely as a result of the Option Agreement described in Item 4. Number of such shares is based upon 19.9% of the 26,364,760 shares outstanding as of April 2, 1998.

                                  Page 2 of 13 Pages

ITEM 1.   SECURITY AND ISSUER

          The securities to which this Schedule 13D relate are the shares of common stock, par value $0.01 per share (the "Shares"), of Astoria Financial Corporation ("AFC"), a Delaware corporation, having its principal executive offices at One Astoria Federal Plaza, Lake Success, New York 11042-1085.


ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Long Island Bancorp, Inc., a Delaware corporation ("LISB"). The principal business of LISB currently consists of the operation of its wholly-owned subsidiary, The Long Island Savings Bank, FSB. The principal business office of LISB is located at 201 Old Country Road, Melville, New York 11747-2724. The names of the directors and executive officers of LISB and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

          During the last five years, neither LISB nor, to the best of its knowledge, any of the persons listed in Schedule I hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As more fully described in Item 4, AFC has granted to LISB an option pursuant to which LISB has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 5,246,587 of the Shares
(subject to adjustment in certain circumstances) at a price of $61.8125 per share (the "Option"). Certain terms of the Option are summarized in Item 4. If the Option were exercisable and LISB were to exercise the Option on the date hereof, the funds required to purchase the Shares issuable upon such exercise would be approximately $324,304,658.94. It is currently anticipated that such funds would be derived from working capital.

                                  Page 3 of 13 Pages

ITEM 4.   PURPOSE OF TRANSACTION

          AFC is seeking to acquire the entire equity interest in LISB pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

          THE MERGER AGREEMENT. AFC and LISB have entered into an Agreement and Plan of Merger, dated as of April 2, 1998 (the "Merger Agreement"), providing for, among other things, the merger of LISB with and into AFC, with AFC being the surviving corporation (the "Merger" and the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of LISB's common stock, $0.01 par value (the "LISB
Common Stock") shall become and be converted into the right to receive 1.15 Shares.


          Consummation of the Merger is subject to the satisfaction of certain conditions set forth in the Merger Agreement, including approval of the stockholders of both AFC and the LISB and approval of appropriate regulatory agencies.

          THE OPTION AGREEMENT. Concurrently with the execution of the Merger Agreement, AFC and LISB entered into a Stock Option Agreement, dated as of April 2, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, AFC granted LISB the Option, which provides for the purchase of authorized but unissued Shares (the "Option Shares") of up to 19.9% of the then outstanding Shares at a price of $61.8125 per share, subject to adjustment in certain circumstances.

          Subject to applicable law and regulatory restrictions, LISB may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) shall have occurred prior to the occurrence of an Exercise Termination Event (as defined below).

          As defined in the Option Agreement, "Purchase Event" means any of the following events:

               (a) Without LISB's prior written consent, AFC shall have recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or AFC shall have entered into an agreement with any person (other than LISB or any subsidiary of LISB) to effect (A) a merger, consolidation or similar transaction involving AFC or any of its significant subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of AFC or any of its significant subsidiaries representing in either case all or substantially all of the consolidated assets or deposits of AFC and its subsidiaries or
     (C) the issuance, sale or other disposition by AFC of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10% or more of the voting power of AFC or any of its significant subsidiaries (each of (A), (B) or (C), an "Acquisition Transaction"); or

                                  Page 4 of 13 Pages

               (b) Any person (other than LISB or any subsidiary of LISB) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3, promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act") of, or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act), other than a group of which LISB or any subsidiary of LISB is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the voting power of AFC or any of its significant subsidiaries.

          "Exercise Termination Event" means the earliest to occur of (a) the Effective Time (as defined in the Merger Agreement), (b) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event other than a termination thereof by LISB pursuant to Section 6.01(b)(ii) of the Merger Agreement (a termination of the Merger Agreement by LISB pursuant to such section of the Merger Agreement being referred to herein as a "Default Termination"), (c) 18 months after a Default Termination or (d) 18 months after a termination of the Merger Agreement (other than a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event; PROVIDED, however, that any purchase of Shares upon exercise of the Option shall be subject to compliance with applicable law.


          "Preliminary Purchase Event" means any of the following events or transactions occurring after the date of the Option Agreement:

               (a) Any person (other than LISB or any subsidiary of LISB) shall have commenced (as such term is defined in Rule 14d-2, promulgated under the Exchange Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any Shares such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding Shares (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively); or

               (b) The stockholders shall not have approved the Merger Agreement by the requisite vote at the stockholders meeting of AFC called for that purpose (the "Company Meeting"), the Company Meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or AFC's Board of Directors shall have withdrawn or modified in a manner adverse to LISB the recommendation of AFC's Board of Directors with respect to the Merger Agreement, in each case after it shall have been publicly announced that any person (other than LISB or any subsidiary of LISB) shall have (A) made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction or (B) filed an application (or given a notice), whether in draft or final form, under the Home Owners' Loan Act of 1933, as amended, the Bank Holding Company Act, as amended, the Bank Merger Act, as amended or the Change in Bank Control Act of 1978, as amended, for approval to engage in an Acquisition Transaction; or

                                  Page 5 of 13 Pages

               (c) Any person (other than LISB or any subsidiary of LISB) shall have made a bona fide proposal to AFC or its stockholders by public announcement, or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction; or

               (d) After a proposal is made by a third party to AFC or its stockholders to engage in an Acquisition Transaction, or such third party states its intention to AFC to make such a proposal if the Merger Agreement terminates, AFC shall have breached any representation, warranty, covenant or agreement contained in the Merger Agreement and such breach would entitle LISB to terminate the Merger Agreement under Section 6.01(b) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement).

          As provided in the Option Agreement, in the event LISB wishes to exercise the Option, it shall send to AFC a written notice (the "Stock Exercise Notice," the date of which being herein referred to as the "Notice Date") specifying (a) the total number of Option Shares it intends to purchase pursuant to such exercise and (b) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (such date as it may be extended pursuant to the next sentence, the "Closing Date"); PROVIDED, that the first notice of exercise shall be sent to AFC within 180 days after the first Purchase Event of which LISB has been notified. If prior notification to or approval of any regulatory authority is required in connection with any such purchase, AFC shall cooperate with LISB in the filing of the required notice of application for approval and the obtaining of such approval, and the Closing shall occur promptly following such regulatory approvals and any mandatory waiting periods. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

          Under applicable law and in connection with the Option Agreement, LISB may be required to obtain the approval of the Office of Thrift Supervision, Federal Deposit Insurance Corporation or other Governmental Authority prior to acquiring 5% or more of the Shares.


          Neither the Option Agreement nor any of the rights, interests or obligations thereunder or under the Option shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other party, except that LISB may assign the Option Agreement to a wholly-owned subsidiary of LISB and LISB may assign its rights thereunder in whole or in part after the occurrence of a Purchase Event. Subject to the preceding sentence, the Option Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          In addition, any Shares purchased under the exercise of the Option may be resold by LISB pursuant to registration rights under the Option Agreement.

          In the event of any change in the Shares by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, exercise of the preferred share purchase rights related to the Shares or similar transaction, the type and number

                                  Page 6 of 13 Pages
of Shares subject to the Option, and the purchase price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing any such transaction so that LISB shall receive, upon exercise of the Option, the number and class of shares or other securities or property that LISB would have received in respect of the Shares if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional Shares are issued after the date of the Option Agreement (other than pursuant to an event described in the first sentence of this paragraph, upon exercise of any option to purchase the Shares outstanding on the date of the Option Agreement or upon conversion into the Shares of any convertible security of AFC outstanding on the date of the Option Agreement), the number of Shares subject to the Option shall be adjusted so that, after such issuance, it, together with any Shares previously issued pursuant hereto, equals 19.9% of the number of Shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

          At the request of LISB at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d) of the Option Agreement) that occurs prior to an Exercise Termination Event and ending 12 months immediately thereafter, AFC shall repurchase from LISB (a) the Option and (b) all Shares purchased by LISB pursuant hereto with respect to which LISB then has beneficial ownership. The date on which LISB exercises its rights under Section 8 of the Option Agreement is referred to as the "Section 8 Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

               (a) The aggregate purchase price paid by LISB for any Shares acquired pursuant to the Option with respect to which LISB then has beneficial ownership;

               (b) The excess, if any, of (1) the Applicable Price (as defined below) for each Share over (2) the purchase price therefor (subject to adjustment pursuant to Section 7 of the Option Agreement), multiplied by the number of Shares with respect to which the Option has not been exercised; and

               (c) The excess, if any, of the Applicable Price over the purchase price (subject to adjustment pursuant to Section 7 of the Option Agreement) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by LISB for each Share with respect to which the Option has been exercised and with respect to which LISB then has beneficial ownership, multiplied by the number of such shares.

          Notwithstanding the foregoing, to the extent that prior notification to or approval of any Regulatory Authority is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, LISB shall have the ongoing option to revoke its request for repurchase pursuant to
Section 8 of the Option Agreement, in whole or in part, or to require that AFC deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If any Regulatory Authority disapproves of any part of AFC's proposed repurchase pursuant to
Section 8 of the

                                  Page 7 of 13 Pages

Option Agreement, AFC shall promptly give notice of such fact to LISB and LISB shall have the right (a) to revoke the repurchase request or (b) to the extent permitted by such Regulatory Authority, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and LISB shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Section 8 Request Date less the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) of the Option Agreement. LISB shall notify AFC of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. Notwithstanding anything therein to the contrary, in the event that AFC delivers to LISB written notice accompanied by a certification of AFC's independent auditor each stating that a requested repurchase of the Option or Shares would result in the recapture of AFC's bad debt reserves under the Internal Revenue Code of 1986, as amended, LISB's repurchase request shall be deemed to be automatically revoked and be of no effect.

          All of LISB's rights under Section 8 of the Option Agreement shall terminate on the date of termination of the Option pursuant to Section 3(a) of the Option Agreement.

          For purposes of the Option Agreement, the "Applicable Price" means the highest of (a) the highest price per Share paid for any such share by the person or groups described in Section 8(d)(i) of the Option Agreement, (b) the price per Share received by holders of the Shares in connection with any merger, sale or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement, or (c) the highest closing sales price per Share quoted on the Nasdaq (or if the Shares are not quoted on the Nasdaq, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded as reported by a recognized source chosen by
LISB) during the 40 business days preceding the Section 8 Request Date; PROVIDED, however, that in the event of a sale of less than all of AFC's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of AFC as determined by a nationally recognized investment banking firm selected by LISB, divided by the number of Shares outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (a) or (b) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally recognized investment banking firm selected by LISB and reasonably acceptable to AFC, which determination shall be conclusive for all purposes of the Option Agreement.

          As used in the Option Agreement, "Repurchase Event" shall occur if (a) any person (other than AFC or any subsidiary of AFC) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3, promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding Shares, or (b) any of the transactions described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii) of the Option Agreement shall be consummated.

                                  Page 8 of 13 Pages

          In the event that AFC shall enter into an agreement (a) to consolidate with or merge into any person, other than LISB or one of its subsidiaries, and AFC shall not be the continuing or surviving corporation of such consolidation or merger, (b) to permit any person, other than LISB or one of its subsidiaries, to merge into AFC and AFC shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding Shares shall be changed into or exchanged for stock or other securities of AFC or any other person or cash or any other property, or the outstanding Shares immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (c) to sell or otherwise transfer all or substantially all of its assets or deposits to any person, other than LISB or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of LISB, of either (A) the acquiring corporation, (B) any person that controls the acquiring corporation or (C) in the case of a merger described in clause (ii), AFC.

          As more fully described in the Option Agreement, the Substitute Option shall have substantially the same terms as the Option, including the ability to be repurchased, with adjustments in the exercise price as set forth in the Option Agreement.

          Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

          Other than as indicated above, and as set forth in the Option Agreement and the Merger Agreement, LISB does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of AFC, or the disposition of securities of AFC; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving AFC or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of AFC or any of its subsidiaries; (d) any change in the present board of directors or management of AFC, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of AFC; (f) any other material change in AFC's business or corporate structure; (g) any change in AFC's organization certificate, bylaws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of AFC by any person; (h) causing a class of securities of AFC to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of AFC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF AFC

          (a)  (i)  LISB is the beneficial owner of 0 Shares;

                                  Page 9 of 13 Pages

               (ii) THE OPTION. LISB may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, LISB may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. Since the Option is not presently exercisable, LISB expressly disclaims beneficial ownership of any of the Option Shares.
If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Shares (after giving effect to the issuance of such Option Shares). LISB has no right to vote or dispose of the Shares subject to the Option unless and until such time as the Option is exercised. To the best knowledge of LISB, none of the persons listed on
Schedule I hereto beneficially owns any shares of AFC Common Stock.

          (b) (i) LISB has sole or shared voting or dispositive power over 0 Shares;

               (ii) THE OPTION. If LISB were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of 5,246,587 of the Shares covered thereby.

          (c) THE OPTION. LISB acquired the Option in connection with the execution of the Merger Agreement. See Item 4 hereof.

          To the best knowledge of LISB, none of the persons listed on Schedule I hereto has effected any transactions in the Shares during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF AFC

          Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among LISB and the persons listed on Schedule I hereto, and any other person or persons with the respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL REQUIRED TO BE FILED AS EXHIBITS

          2.1 Agreement and Plan of Merger, dated April 2, 1998, by and between Astoria Financial Corporation and Long Island Bancorp, Inc.

          2.2 Stock Option Agreement, dated April 2, 1998, by and between Long Island Bancorp, Inc. and Astoria Financial Corporation.

                                 Page 10 of 13 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, on behalf of LISB, I certify that the information set forth in this statement is true, complete and correct.


April 13, 1998

                                   LONG ISLAND BANCORP, INC.


                                   /s/ Mark Fuster
                                   ------------------------------------
                                   By:       Mark Fuster
                                   Title:    Executive Vice President and
                                             Chief Financial Officer


                                 Page 11 of 13 Pages

                                      SCHEDULE I

                               LONG ISLAND BANCORP, INC.

                           DIRECTORS AND EXECUTIVE OFFICERS

          The names, business addresses and present principal occupations of the directors and executive officers of Long Island Bancorp, Inc. ("the Company") are set forth below. If no business address is given for a director or officer, such director's or officer's business address is 201 Old County Road, Melville, New York 11747-2724. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


                                        PRESENT PRINCIPAL OCCUPATION
          NAME                          OR EMPLOYMENT AND ADDRESS
--------------------          ------------------------------------------------

John J. Conefry, Jr.          Chairman of the Board and Chief
                              Executive Officer.

Lawrence W. Peters            President and Chief Operating Officer,
                              Director

Bruce M. Barnet               Executive Vice President, Director

Karen M. Cullen               Executive Vice President and General
                              Counsel.

Mark Fuster                   Executive Vice President and Chief
                              Financial Officer.

Dena Kwaschyn                 Executive Vice President

William D. Singer             Executive Vice President

Robert T. Volk                Executive Vice President

Clarence M. Buxton            Director.  Mr. Buxton is a partner in
                              Buxton, Davidson Associates, an employee benefit and estate planning firm.

Edwin M. Canuso               Director.  Mr. Canuso is retired from his
                              position as the Senior Executive Vice
                              President of The Long Island Savings Bank, FSB
                              (the "Bank") in charge of real estate management, development, construction and joint ventures. He currently serves in a consulting capacity to the Bank.

Richard F. Chapdelaine        Director.  Mr. Chapdelaine is the Chairman
                              of the Board of Chapdelaine Corporate
                              Securities & Co., and Chapdelaine & Co.,
                              Inc., both firms dealing in financial
                              services.  He serves on the Boards of
                              Niagara University (Emeritus), and Golden
                              Bear International.

Brian J. Conway               Director.  Mr. Conway is a Managing
                              Director of TA Associates, Inc., a private equity investment firm.

Robert J. Conway              Director.  Mr. Conway is retired from
                              AMF Bowling, Inc. His last position with AMF was Corporate Vice President and Group Executive of the Worldwide Bowling Products Group. He has worked as a professional equities trader.

Frederick DeMatteis           Director.  Mr. DeMatteis is the Chairman
                              of the Board and CEO of Leon D. DeMatteis
                              Construction Corporation, a real estate
                              development and construction firm. He is the Chairman of the Board for St. Vincent's
                              Services and the Chairman of the Board of DM
                              Airport Developers, Inc.  He serves as
                              Chairman of RY Management Co., Inc., a real estate building management firm. He is also a Director on the Board of Downtown Lower
                              Manhattan Association of New York and a
                              Trustee of the Dante Foundation.

George R. Irvin               Director.  As President of Realty
                              Syndicates Co., Mr. Irvin is an active
                              developer of residential and commercial real estate on Long Island.

Herbert J. McCooey            Director.  Mr. McCooey is retired.  Prior
                              to his retirement he served as Executive
                              Vice President of Robb, Peck, McCooey &
                              Co., Inc., a specialist firm on the New
                              York Stock Exchange.  He was also a Senior
                              Floor Governor of the New York Stock
                              Exchange.

Robert S. Swanson, Jr.        Director.  Mr. Swanson served as Chairman
                              of the Board of S.B. Thomas Inc., a
                              specialty baking company. He retired in 1976.

James B. Tormey, M.D.         Director. Since January 1, 1995, Dr. Tormey has
                              been retired from the active practice of medicine.
                              Dr. Tormey has served as a member of the Medical
                              Ethics Committee of the Catholic Diocese of
                              Rockville Centre. He is a limited partner in the Rockville Centre Medical Realty Association.

Leo J. Waters                 Director.  Mr. Waters is the President of a
                              private investment consulting firm.

Donald D. Wenk                Director. Mr. Wenk is the Chairman of
                              the Board of American Casting &
                              Manufacturing Corporation.


                                 Page 12 of 13 Pages

                                    EXHIBIT INDEX

                                                                        PAGE NO.
     2.1 Agreement and Plan of Merger, dated April 2, 1998, by and between Astoria Financial Corporation and Long Island
          Bancorp, Inc.

     2.2 Stock Option Agreement, dated April 2, 1998, by and between Long Island Bancorp, Inc. and Astoria Financial Corporation


                                 Page 13 of 13 Pages